CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information dated October 27, 2023.

We also consent to the incorporation by reference of our report dated August 29, 2022, with respect to the financial statements and financial highlights of Impact Shares Trust I (comprising Impact Shares Affordable Housing MBS ETF, Impact Shares NAACP Minority Empowerment ETF and Impact Shares YWCA Women’s Empowerment ETF) included in its Annual Report to Shareholders (Form N-CSR) for the year ended June 30, 2022, into this Post-Effective Amendment No. 37 to the Registration Statement (Form N-1A, File No. 033-221764), filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Dallas, Texas

October 27, 2023